Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

July 12, 2013

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Loan Lauren P. Nguyen

Re:

Sundance Strategies, Inc.

Amendment No. 1 to Form 8-K

Filed May 24, 2013

File No. 000-50547

Dear Ms. Nguyen:

All references to the “Company,” “Sundance Strategies,” “we,” “our” and “us” and similar words indicate the Registrant, Sundance Strategies, Inc., and where applicable, include the business of ANEW LIFE, INC., a Utah corporation and wholly-owned subsidiary of the Company acquired on March 29, 2013.

In response to your letter to Sundance Strategies, Inc. (the “Company”) dated May 2, 2013, we provide the following information:

General

1.

We note from your response letter dated May 23, 2013, that you filed a revised and redacted Transfer Agreement that does not have the names or insurance policy numbers of certain insureds in Exhibit 10.3, Schedule II.   Please note that your confidential request has been denied and the entire exhibit without the redactions must be included with your filing.  The information contained in the exhibits has already been publicly disclosed and confidential treatment is no longer available.  Refer to Staff Legal Bulletin No. 1, Par II.B.1 (with Addendum), dated July 11, 2001.

July 12, 2013

Response:  In footnotes to the list of Exhibits, we have specifically referenced the initially filed NIBs Transfer Agreement in Item 9.01 and have specifically indicated that the NIBs Transfer Agreement filed on May 24, 2013, should be disregarded.  The Company believed, solely on the basis of what it believed was a reasonable request, that the redaction request would be granted.  That is one of the reasons that the Company included a redacted version of this Agreement in the 8-KA-1 Current Report filing of May 24, 2013.  The Company also believed that by filing the redacted version of this Agreement, that it was simply furthering the redaction process.  That was an error; however, we do not believe that the filing the information again in this 8-KA-2 Current Report will serve any public interest, while further disclosing sensitive private information, when the clear reference in this filing to initially filed copy of this Agreement, and further, to disregard the redacted copy of this Agreement, should be adequate.

2.

We note your response to prior comment 1 and reissue.  Please provide us a legal analysis explaining why you are not an investment company under the Investment Company Act of 1940.  Your analysis, at a minimum, should discuss the Investment Company Act of 1940 and any available exemptions thereunder as applicable to you.  Please also provide a legal basis for your belief that no more than 40% of your assets are investment securities.

Response:

Introduction

The Company has not registered as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”) because the Company believes that it should not properly be characterized as an “investment company” as defined in Section 3(a) of the Investment Company Act for the reasons set forth below.  Specifically, as described in its 8-K Current Report filing dated March 29, 2013, and filed with the Securities and Exchange Commission on April 5, 2013, and its 8-KA-1 of the same date, which was filed with the Securities and Exchange Commission on May 24, 2013, the Company believes it is exempt from the definition of an investment company because the Company is engaged primarily in the business of purchasing or otherwise acquiring or settling notes, drafts, acceptances, open accounts receivable and other obligations representing part or all of the sales price of insurance, life settlements and related insurance contracts, policies and obligations.  The organizational minutes of the Company’s predecessor, ANEW LIFE, INC., a Utah corporation and wholly-owned subsidiary of the Company (“ANEW LIFE”), which was incorporated on  January 31, 2013, and acquired by the Company in a merger that was effective on March 29, 2013, stated:

WHEREAS, it is proposed that the Company engage in the business of purchasing or otherwise acquiring or settling notes, drafts, acceptances, open accounts receivable and other obligations representing part or all of the sales price of

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insurance, life settlements and related insurance contracts, policies and obligations, along with any other lawful business allowed to be conducted by corporations under the URBCA.

URBCA refers to the Utah Revised Business Corporation Act.

Section 3(c) of the Investment Company Act states that notwithstanding the definitions of an investment company in Section 3(a), none of the following is an investment company:

(5) Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses:

(A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services.

As more fully discussed below, the Company does not issue face-amount certificates of the installment type or redeemable securities; does not hold itself our as being engaged primarily in the business of investing, reinvesting or trading in securities as outlined in Section 3(1)(A); and the Company believes it does not own and does not propose to acquire investment securities that have a value exceeding 40% of its total assets (exclusive of cash and government securities), as outlined in Section 3(A)(C), the language of which also encompasses most of the actions outlined in Section 3(A)(1) and (2).

The NIBs are not “securities” under federal securities laws.

As the result of the merger of the Company’s wholly-owned subsidiary, Anew Acquisition Corp., with and into ANEW LIFE, the Company, through its wholly-owned subsidiary, ANEW LIFE, owns the right under a contract between ANEW LIFE and several Luxembourg S.a.r.l.’s (“Sarl”), to  receive the payment of the residual amount of death benefits payable under non-fractionalized, non-variable life insurance policies, which have been issued by licensed and regulated U.S. life insurance companies, and are owned indirectly by a subsidiary of each such Luxembourg Sarl, such residual amount being the amount of death benefits payments remaining after payment of each Luxembourg Sarl’s costs of debt service and longevity insurance protection (the “Net Insurance Benefits” or “NIBs”). ANEW LIFE is the sole 100% beneficial owner of the right to receive payment of the Net Insurance Benefits from each such Luxembourg Sarl, and no such Luxembourg Sarl has agreed to pay any Net Insurance Benefits to any person other than ANEW LIFE.  Accordingly, the Company believes that ANEW LIFE holds 100% of the rights to receive payment of the Net Insurance Benefits with respect to the life insurance policies held in each such Luxembourg Sarl.  The Net Insurance Benefits are rights which have not been fractionalized with any

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other purchaser of similar rights; and the rights were purchased to hold to maturity.

As noted above, the life insurance policies for which ANEW LIFE has the right to receive the Net Insurance Benefits of are not variable life insurance policies, where the policyholder, rather than the insurance company issuer of the policy, bears the investment risk associated with the performance of the policy and the amount of its account value and death benefit.  Furthermore, neither the Company nor ANEW LIFE markets for sale, solicits the purchase of or sells fractional interests in either the ownership right or right to receive payment of death benefits payable under life insurance policies.

Effective June 7, 2013 (see the Company’s 8-K Current Report dated June 7, 2013, and filed with the Securities and Exchange Commission on June 20, 2013), the Company acquired the legal and beneficial interest in $284,270,924 face amount of additional NIBs, among other assets acquired, and under the Asset Transfer Agreement referenced therein, the seller agreed to provide “Qualified NIBs” in the amount of $400,000,000 from the acquired portfolio, meaning that the NIBs would have premium financing secured for up to five years; that any grouping of NIBs would have not less than 10 policies; that the average age of the insureds would be approximately 81 years; and that the NIBs would have mortality protection insurance coverage as discussed in previous filings.

The Company also believes that the NIBs and life settlement products the Company has acquired as outlined above and intends to acquire in the future are not “securities” or “investment contracts.”  The NIBs indirectly represent 100% of the beneficial ownership in life settlements, and in the instance of those acquired on June 7, 2013, 100% of the legal and beneficial ownership of those life settlement interests.  They are, as the Securities and Exchange Commission has stated In re Capital Trust, Inc., SEC Ref. No. 2006-1221, Capital Trust, Inc., File No.132-3 (May 24, 2007), the “functional equivalent” of the ownership of the life insurance policies, secured by a lien under which premiums are paid and insured by mortality protection insurance coverage or an MPIC.  In discussing whether a qualifying interest in real estate comes within Section 3(c)(5)(A) of the Investment Company Act, the Securities and Exchange Commission stated in Capital Trust: We generally take the position that a qualifying interest is an asset that represents an actual interest in real estate or is a loan or lien fully secured by real estate. Thus, for example, we have not objected if an issuer treats as qualifying interests, among other things, fee interests in real estate, mortgage loans fully secured by real property, second mortgages secured by real property and leasehold interests secured solely by real property.  We also have provided no-action relief where an asset can be viewed as being the functional equivalent of, and the asset provides its holder with the same economic experience as, a direct investment in real estate or in a loan or lien fully secured by real estate, albeit in a context different from the facts you present.   Also see footnotes 13 and

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14 thereof (pp. 4 and 5) for examples of favorable no-action letters in support of this position, and which reference and include “mortgage pools.”

The Company’s NIBs and life settlement interests are not “securities” under the Investment Company Act or the Securities Act of 1933, as amended (the “Securities Act”), nor an “investment contract” under SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and subsequent court cases on investment contracts.

Both the Securities Act and the Investment Company Act include “investment contracts” within the definition of a “security.”  In Howey, the U.S. Supreme Court stated that an “investment contract” is a “security,” if investors (i) invest money (ii) with the expectation of profits (iii) from a common enterprise that (iv) depend on the efforts of others.

In SEC v. Life Partners, Inc., 87 F.3d 536 (1996), the District of Columbia Circuit Court of Appeals held that sales of interests in viatical settlements are not “investment contracts” (and therefore not “securities”) under the Securities Act because they failed to meet all of the elements of Howey’s four-part test.  That case involved the fractionalization of direct interests in viatical settlements (i.e., in the life insurance policies themselves).  In applying the test, the Court found that this investment structure, bringing multiple investors together to purchase insurance contracts, satisfied the first and third prongs of the Howey test; and that each investor expected to make a profit, satisfying the second prong of the Howey test.  However, the Court found that the final prong of the Howey test was not met, and that the investors profits resulted from the deaths of the insureds rather than the efforts of others, with the clerical efforts provided prior to the creation of the alleged “investment contract” not being relevant in determining how the profits were generated because the pre-contract and clerical efforts were presented in the initial price of the investment and did not effect the value of the investment once it was created.

In SEC v. Mutual Benefit Corp., 408 F.3d 737 (11th Cir. 2005), the 11th Circuit Court of Appeals found that an investment in a fractionalized viatical settlement was an “investment contract” that met all four prongs of the Howey test.  The Court concluded for the first time in applying the Howey test that significant pre-purchase managerial activities undertaken to insure the success of the investment may also satisfy Howey.”  Under this rationale, the Court viewed the significant services of the promoter that went into selecting the life insurance policies to purchase, evaluating the medical status of the insurance after the policies were purchased, paying the premiums and managing certain escrowed funds, as sufficient efforts to satisfy the fourth prong of the Howey test.

The Company believes both of these decisions support the fact that the NIBs and life settlement insurance products the Company has purchased and intends to purchase are not “securities” nor “investment contracts” because the services that would have been provided prior to the purchase of these interests are customarily

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provided by actuarials and other professionals as a matter of course in the purchase and sale of life insurance products or life settlements and that any lender planning to provide a loan secured by life insurance policies would require such information, as well as any insurance company that was to provide any mortality protection insurance policies like the MPIC.  There is no “common enterprise,” the third prong of the Howey test.  Various courts interpreting Howey have employed a number of facets of this prong, including the “horizontal commonality” or “vertical commonality” concepts, to determine the presence of a “common enterprise” or “commonality.”  The concept of “horizontal commonality” focuses on the relationship among investors and requires a pooling of investors’ contributions and distribution of profits and losses on a pro-rata basis among investors.  See Stenger v. R.H. Love Galleries, 741 F.2d 144 (7th Cir. 1984);  Newmyer v. Philatelic Leasing; Ltd. 888 F.2d 385 394 (6th Cir. 1989).  “Horizontal commonality” is the typing of each individual investor’s fortunes to the fortunes of the other investors through the pooling of assets, usually combined with the pro-rata distribution of profits.  See Hart v. Pulte Homes of Michigan Corp. 735 F.2d 1001, 1004 (6th Cir. 1984).  By its terms, this test excludes transactions involving only one investor, such as the Company which is the sole owner of the NIBs and thus is entitled to 100% of the Net Beneficial Interest in the life insurance policies.

The concept of “vertical commonality” focuses on the relationship between an investor and the promoter, and requires the mutual dependence of the fortunes of the investor and promoter.  In “vertical commonality,” the fortunes of the investor are required to be interwoven with and dependent on the efforts and success of those seeking the investment or of third parties.  Villeneuve v. Advanced Business Concepts Corp., 698 F.2d 1121, 1123 (11th Cir. 1983), Affirmed, 730 F.2d 1403 (1984).  Case law also indicates that “vertical commonality” comes in two varieties; “broad” and “strict.”  Broad “vertical commonality” focuses on the relationship between an investor and the promoter and requires the investor’s dependence on the promoter’s expertise.  Courts adhering to this view consider whether the investor’s realization of profits is inextricably tied to the promoter’s effectiveness and skill.  To establish “broad commonality,” the fortunes of the investors must be linked only to the efforts of the promoter.  See Long v. Shultz Cattle Co., Inc., 881 F.2d 129, 140-141 (5th Cir. 1989).  In contrast, strict “vertical commonality” requires that the fortunes of investors be tied to the fortunes of the promoter.  See Brodt v. Bache & Co., Inc., 595, F.2d 459, 461 (9th Cir. 1978).

In the Company’s case, the “fortunes” of the Company may depend upon the loans by which the life insurance policies are secured and the MPIC coverage, but in the end, they are primarily dependent upon the lives of the insureds.

The Supreme Court in Howey required the work to earn profits be done “solely” by others, though there are many cases that have stated the efforts of the promoter must be significant and predominant.  See SEC v. International Loan Network, Inc. 968 F2d 1304 (D.C. Cir 1992); SEC v. Koscot Interpplanetary, Inc., 497 F.2d 473 (5th Cir. 1974); and SEC v. Glenn W. Turner Enterprises, Inc., 474 F2d 476

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(9th Cir. 1973).  We note that the sole authority for the proposition that pre-investment efforts can be properly considered for purposes of the fourth prong of the Howey test is the Mutual Benefit case.  However, the majority opinion in that case actually cites the dissenting opinion in Life Partners as authority for the principle that pre-investment efforts may be sufficient to satisfy the Howey test.  That is little precedential authority.  We also believe that Mutual Benefit is distinguishable from the Company’s ownership of NIBs in that it (i) involved the fractionalization of policies being sold directly to investors;  (ii) involved an issuer that was doing a significant amount of work verifying the medical status of the insured following the purchase of the policies (which is not the case with the Company); (iii) involved an issuer otherwise engaging in significant work to manage escrow funds (because it had not been successful in predicting the average life spans of insureds)(there are no such efforts here), and (iv) appeared to have not been honest with its investors.  None of these facts are consistent with the business engaged in by the Company.

The Company’s business does not come within the Investment Company Act  and Securities Act Definitions.

Neither the Investment Company Act nor the Securities Act defines a life insurance policy or an interest in a life insurance policy like life settlements or the NIBs or the Qualified NIBs as a “security.”

Section 3(a)(8) of the Securities Act provides that the Investment Company Act does not apply to any insurance or endowment policy or annuity contract or optimal annuity contract, issued by a corporation subject to the supervision of the insurance commissioner, bank commissioner, or any agency or officer performing like functions, of any State or Territory of the United States or the District of Columbia.  All life insurance policies underlying our NIBs have been issued by insurers subject to the regulations of the applicable state insurance department or agencies, and therefore, the policies would most likely be exempt from the provisions of the Securities Act under this provision.

Despite this broad exemption, the U.S. Supreme Court has determined that life insurance policies and annuities where a policyholder is not promised a fixed return, thereby not requiring the company that issues the policy to bear a significant investment risk when issuing the policy (e.g. a variable annuity), should be treated as an “investment contract.” SEC v. United Benefit Life Insurance Company, 387 U.S. 202 (1967).

Similarly, the Court found that when an issuer does not offer a fixed amount of savings and instead promises to serve as an investment agency and allow the policy holder to share in its investment experience, the insurance-related product should be treated as an “investment contract” under the Securities Act instead of an exempted insurance policy.  SEC v. Variable Annuity Life Insurance Co., 359 U.S. 65 (1959).  The Court’s analyses and discussions in these cases, separating

July 12, 2013

new types of insurance products that contain variable payments to policyholders and involve investment risks borne by the policyholder from the definition of traditional insurance policies, supports the conclusion that traditional insurance policies are not securities under the Securities Act nor the Investment Company Act.  The life insurance policies in which the Company owns 100% of the Net Beneficial Interest are all traditional life insurance policies.

Regardless, as the Company’s business only involves the purchase of indirect interests in the entirety (i.e., not a fractional portion) of non-variable life insurance policies, it should not be seen as investing in “securities” for purpose of the Securities Act or the Investment Company Act.

Life Insurance Exemptions under the Investment Company Act other than Section 3(c)(5).

The Securities and Exchange Commission’s Life Settlements Task Force report dated July 22, 2010 (the “SEC Report”), notes the lack of clarity on the issue of whether life settlements come within the definition of a “security,” and the SEC Report asks whether the SEC should consider recommending to Congress that it amend the definition of a “security” in the U.S. securities laws to include “life settlements.”  Based upon that recommendation, the unsettled nature of the application of present federal securities law to life settlements as represented in the SEC Report and the fact that the Company recently commenced a new business that it does not intend to encompass activities that would come within the definition of an “investment company,” the Company should not be considered an “investment company” at this time.

Inadvertent Investment Company Act decisions.

We understand that the following conclusions were made in matters that were considering whether a company was an “inadvertent investment company,” but we believe they are worth mentioning in light of the SEC Report on life settlements.

In citing the Securities and Exchange Commission’s position in Presto as that is referenced In re Tonopah Mining Co., 26 S.E.C. E.C. 426 (1947), the Court stated that the Securities and Exchange Commission’s position there was what principally matters is the beliefs the company is likely to induce in investors.  Will its portfolio and activities lead investors to treat a firm as an investment vehicle or as an operating enterprise? The Court went on to say: Reasonable investors would treat Presto as an operating company rather than a competitor with a closed-end mutual fund. The SEC has not tried to demonstrate anything different about investors' perceptions or behavior. It follows that Presto is not an investment company.

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In addition, the Company also believes that a “reasonable investor” would not conclude that the Company’s present and planned business operations are those of an investment company.  See SEC v. National Presto Industries, 486 F.3d 305 (7th Cir. May 15, 2007).  In Presto, the court found that although Presto’s assets and income generally exceeded the thresholds for a noninvestment company, Presto was nonetheless not an investment company, simply because no “reasonable investor” would think Presto was actually an investment company.  In considering the “Findings and Declarations of Policy” in Section 1(a) of the Investment Company Act, the Company’s business, except for the fact that the use of the instrumentalities of interstate commerce may be involved, does not come within these considerations, which include, among others, (i) transactions in securities that constitute a substantial part of all transactions effected in the securities markets; (ii) such companies customarily invest and trade in securities issued by, and may dominate and control or otherwise affect the policies and management  of companies engaged in interstate commerce; and (iii) such companies are media for the investment in the national economy of a substantial part of the national savings and may have a vital effect upon the flow of such savings into the capital markets.  Further, the findings and policies in Section 1(b) do not contemplate the reach of public interest outlined therein and sought to be protected, especially in light of the fact that the Company is a “reporting issuer” and subject to the disclosure and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Exchange Act and the Securities and Exchange Commission rules and regulations promulgated thereunder require adequate disclosure of the matters covered by Section 1(b).

Summary.

In summary, the Company believes that it has not indirectly invested in securities through its wholly-owned subsidiary ANEW LIFE, which owns rights to receive payment of the Net Insurance Benefits described above, or singly, as a result of its acquisition of NIBs to be converted to Qualified NIBs on June 7, 2013. Nevertheless, the Company is continuing to evaluate potential alternative structures for ownership of these rights to receive payment of the Net Insurance Benefits, as an alternative structure may provide greater certainty with regard to the Company’s status under the Investment Company Act.  Also, in light of the Staff’s comment, the Company plans further to consider its disclosure regarding its status under the Investment Company Act and anticipates that it may include additional detail in future disclosure, reflecting the detail set forth in this response.

Business, page 7

3.

As referenced in your response to our prior comment 1, explain what non-fractionalized rights and non-variable life insurance policies are.

Response:  The NIBs held by the Company relate to multiple life insurance policies.  The NIBs are associated with the entire death benefit under the policies

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or 100% of the net insurance benefit, subject to certain loans and other obligations of the policy owners.  That is what we mean by “non-fractionalized.”  Non –variable life insurance policies are policies that are not “variable life insurance policies.”  Variable life insurance policies are policies that allow the cash value to be directed to a number of separate accounts that operate like mutual funds and can be invested in stock and bond investments with greater risk and potential growth.  None of the policies underlying the Company’s NIBs are variable life insurance policies.

4.

In one of the introductory paragraphs, please explain what is a Luxembourg S.a.r.l. and clarify that you have only entered into agreements Del Mar Financial S.a.r.l. and PCH Financial S.a.r.l.  Please also add a risk factor discussing the fact that these are the only two known providers of NIBs.  As you are currently a reporting company, you are required to disclose material information about your business operations.  Names of counterparties to your material agreement appear material; therefore, this information is not appropriate for confidential treatment.  Please revise to provide the disclosures.

Response:  A Luxembourg S.a.r.l. is a société à responsabilité limitée business entity formed under Luxembourg law that operates in a way similar to a limited liability partnership in the United States. To date, we have only purchased NIBs from Del Mar Financial S.a.r.l. and PCH Financial S.a.r.l.  See pages 8 and 15.  We are not aware of any additional NIB sellers at this time and have added a risk factor to this effect.  See Page 21.

5.

We note your response to our prior comment 6 and reissue in part.  Please revise to disclose how long your present capital will last given your current burn rate.

Response:  We have added: “Our monthly expenses are between approximately $75,000 and $100,000, which includes salaries of our employees, general and administrative expenses and estimated legal and accounting expenses.  We believe we have adequate cash resources for our current monthly expenses for the next 12 months, excluding any other acquisitions of additional NIBs and other life settlement products.”  See page 8.

6.

We note your response to our prior comment 8 and reissue in part.  Please quantify the amount of funds that you will need to operate your business in the next 12 months

Response:  See the response to Comment No. 5.

 7.

We note your response to our prior comment 9 and revised disclosure.  Please revise to explain what “net beneficial ownership” means in the context of your rights to the policy payments at maturity.  Also explain to clarify here, if true, that the amount of premiums paid by the policy holders over the next five years will reduce the net insurance benefit by that same amount.

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Response:  When policy payments are received at maturity, the funds will be used to pay (1) outstanding Senior Loans associated with the policy; (2) repayments under the MPIC, if any; and (3) costs and expenses.  The net insurance benefits will be paid to the policy owner.  The policy owner will pay such net insurance benefits to the Company in accordance, which, in accordance with the NIB agreements, is paid from an escrow with a U.S. bank, leaving only a small fraction of such benefits with the policy owner, amounting to about 1% of the net proceeds.  Because we receive the majority of the net insurance benefits, we refer to the Company’s NIBs as representing the net beneficial ownership of the life insurance policies (i.e. substantially all of the beneficial interest in the life insurance policies are paid to the Company after the repayment of outstanding obligations).  See page 7.

8.

We note your response to our prior comment 11.  Please clarify when you established these initial guidelines and whether the interests purchased for your current insurance product satisfied all of these guidelines.  Your response should, at a minimum, take into account your reliance on third-parties to conduct due diligence and data verification

Response:  The guidelines were established in February, 2013, prior any purchases of these interests by the Company’s predecessor, ANEW LIFE, which is included in the definition of the “Company” in the discussion of the Company’s business. We rely on a combination of (a) the servicing and policy approval processes of the financing entities and MPIC Provider; (b) the services and diligence conducted by the policy service provider as discussed in our filing on behalf of the financing entities, the MPIC Provider or Sundance; (c) the legal review by our general counsel; (d) the due diligence of the parties from whom we acquire these interests; and (e) our structuring consultant.  Due diligence is also performed by our officers.  The guidelines are similar with those conducted by the servicer for the financing entity and the MPIC provider and were complied with in connection with our current insurance products purchases.  A summary of this information has been added to the first paragraph under the heading “Business,” on page 7, and clearly states that we rely on a number of third-parties.

9.

Please remove the statement that as your experience and personnel grows you will continue to bolster your guidelines and broaden the scope of your acquisitions, or revise to provide support for and clarity about how you intend to make such changes and provide a realistic timeline for such plans.  It appears that you currently rely on third-parties to verify your information.

Response:  We have removed this statement.  See page 8.

10.

We note your response to our prior comment 12.  Please provide support for and clarity about your statement that through the NIBs structure the risks associated with the uncertain timing of the maturity of the policies is reduced by

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financing ongoing premiums for the policies and purchasing mortality protection insurance coverage.  In addition, provide support for and clarity about your statement that through the MPIC, you are able to reduce the risk associated with lengthening life expectancies and provide liquidity for premiums after your commitments end.

Response:  Please see the discussion and summary of the MPIC.  As provided therein, payments are made under the MPIC in the event that the underlying insureds outlive their projected life expectancies.  These payments provide liquidity to keep the loans in good standing and premiums paid.  We have referenced this heading in the applicable paragraph.  See page 8.

11.

We note your response to our prior comment 14 and reissue.  Please revise to state as a belief your statements on page 9 that through the Senior Loans you are “able to leverage [y]our investment and purchase NIBs related to a much larger underlying pool” and that the mechanisms you describe will “make [y]our cash flows more predictable…”

Response:  We have revised this statement to state “we believe.”  See page 8.

12.

Please also discuss the risk associated with using leverage as a means to purchase NIBs related to a much larger underlying pool of policies, and include an additional risk factor if applicable.

Response: As with any asset class, the use of leverage allows for a larger pool of ownership because there is more capital available for acquisitions. Leverage also creates additional costs, particularly related to interest accrual.  In the case of mortality based investments, the more lives underlying the investment, the more reliable the use of actuarial tables become.  Thus, the use of leverage is of particular importance in the purchase of mortality based investments because the larger the portfolio, the more stable the actuarial predictions will become.  We have added this information on page 8.

13.

We note your response to our prior comment 13 and reissue.  Please revise to disclose here the name of the European financial institution that serves as the Senior Lender.  Also revise the chart on page 11 accordingly.  We note that you have one senior loan facility and your response indicates that you currently have a relationship with one lender.  This information appears material to an understanding of your business and operations.  Please note that material information is information that is not usually appropriate for confidential treatment.

Response:  The lender is not a counter party to any of the Company’s agreements.  The Company’s interests in the life insurance policies are reduced by loan amounts and other costs associated with the maintenance of the life insurance policies prior to maturity, but the Company does not directly have any liability or

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obligation to the lender.  Further, we understood that the name of the Senior Lender was to be kept confidential when we acquired our first NIBs.  If required, we will file a request for confidentiality, but as we have no contract with the Senior Lender, we do not believe the name is material.

14.

Revise to explain what you mean when you state that the Luxembourg Sarls have “directly or indirectly” entered into certain loan agreements related to the Senior Loans with the Senior Lender

Response:  We have responded, to our knowledge, by indicating: “We believe each of the Lux Sarls (the “Borrowers”) have, directly or indirectly, through subsidiaries or contracts like those under which we have acquired our NIBs, with Policy Holders or others with interests in life settlements, entered”…

15.

We note your response to our prior comment 17 and reissue.  Please provide additional details regarding Europa Settlement Advisors’ preliminary discussions with potential sources of debt and equity funding or revise to remove.  Similarly, provide support for the statement that the “issuance of such insurance-linked instruments could provide such liquidity,” and provide greater detail about the modeling being conducted by Europa Settlement Advisors, or remove such claims.  Similarly, provide support for the statement on page 15 that you are in preliminary discussions with alternate lending sources.

Response:  We have removed these statements.  See page 9

16.

Please balance the disclosure in the past paragraph on page 8 to clarify that you may not be able to directly own the insurance policies and purchase the related MPIC coverage.

Response:  We have made this clarification on page 9.

Current NIBs Contracts, page 12

17.

We note your response to our prior comment 18.  Please provide a brief description or introduction for the table and revise to remove the language related to your prior response letter.  Also, please disclose the annual cost of premiums per policy, and if you believe it helpful, add a footnote to discuss the potential variability that is possible from year to year.

Response:  We have corrected the introduction and have clarified what you requested, based upon our response.  See page 13.  The premiums for the life insurance policies vary, sometimes greatly, from year to year.  Typically, the premiums increase as the underlying insured individuals age.  It would be misleading to give an annual premium, based on current premium charges or as an average.  We previously provided a calculation of total premiums due for the next five years, assuming no maturities.  It is unlikely that there will be no maturities

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so these numbers are also not likely to be an accurate prediction of what will be paid but provide a conservative analysis.

Further, the amounts of the estimated premiums in our last filing have been revised.  We have ongoing and expected refinements to our estimation methodology, which has become more precise since our original filings.

18.

We note your response to our prior comment 21.  Please revise to clarify here, if true, that the amount of premiums paid by the policy holders over the next five years will reduce the net insurance benefit by that same amount.  In addition, quantify how much you expect the net insurance benefit will be reduced by other costs incurred by you or the policy holders over the next five years, and provide similar clarifying disclosure on page 57.

Response:  Please see page 15 and the revised chart below in response to Comment No. 30.

Distribution Methods of Products or Services, page 14

19.

We note the reference to a potential debt funding secured by the NIBs.  With a view towards revised disclosure, please disclose the financing plans that you currently have.

Response:  We deleted the reference to a potential debt funding secured by the NIBs.  See page 15.  While there have been conversations related to such funding, there is no current plan in place and we have not analyzed the legal or economic viability of such funding.  If the Company engages in affirmative steps toward such funding, we will make the necessary disclosures.

Competitive Business Condition, page 14

20.

We note your response to our prior comment 24.  Please revise to disclose the names of Del Mar Financial S.a.r.l. and PCH Financial S.A.R.L. as the only known providers of NIBs.

Response:  We have added this disclosure.  See page 16.

21.

We note your response to our prior comments 26.  Please revise to reinstate the disclosure about the Senior Lending being a member of the Federal Association of German Banks, and that it has been granted a license in accordance with the German Banking Act, and is registered and supervised by the German Federal Financial Supervisory Authority.  As the Loan and Financing Agreement appears material to you, we believe that the description of the Senior Lender is material.

Response:  The borrowers under these loans are looking for additional and/or refinancing opportunities in Luxembourg, England and other European markets.

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We believe a more general description will better describe the ongoing financing.  We have added “which we believe is a member of all applicable governmental associations required to conduct its business where conducted and which is fully licensed and supervised in accordance with applicable law.”  See page 8.

22.

We note your response to our prior comment 27 and reissue in part.  Please revise the last sentence under the subsection entitled “MPIC Market” to state as a belief.

Response:  We have revised this statement to our state that this is to our belief.  See page 16.

Sources and Availability of Policies and NIBs, page 15

23.

We note your response to our prior comment 28 and reissue.  Please provide support for your statement that you have established a “close” relationship with a servicer, and that this firm works with “some of the largest” insurance portfolio owners in the marketplace.  Also revise to balance the disclosure by clarifying that you cannot provide any assurance that you will enter into future transactions with this service.  Please also revise to disclose the name of NorthStar Life Services, LLC, as your servicer.

Response:  We have revised our disclosure to remove any statements related to our relationship with the servicer.  See page 16, and the paragraph about “Additional Availability of Policies and NIBs.”  NorthStar Life Services, LLC is the servicer for the Senior Lender and the MPIC provider, but they have no direct contractual relationship with the Company as the owner of the NIBs.

24.

We note that you have also “considered creating the NIBs internally to further reduce the cost of the NIBs.” Please revise to provide additional details about this process and briefly describe the additional requirements that this would entail.

Response:  While we have discussed this alternative internally, material research related to tax planning and the like will be required before any significant steps toward this process could be made.  We include any updates to this alternative in future filings.  We have added to this disclosure.  See page 16.

Dependence on One or a Few Major Providers, page 16

25.

We note your response to our prior comment 30. We note your characterization that you have a “close” relationship with each of the Senior Lender and MPIC Provider. Explain the reasons why you believe you have such a close relationship. Alternatively, please remove the claims because they do not provide any assurances as to any future transactions with such parties.

Response:  We have removed these claims and added the Del Mar Financial and PCH Financial are the only currently known providers of NIBs.  See page 17.

July 12, 2013

Existing and Probable Government Regulation to Our Current and Intended Business, page 16

26.

We note your response to our prior comment 32 and it remains unclear how you will ensure that all life settlement policies will have been initially purchased in compliance with applicable laws. We note that you do not currently have an internal due diligence resource. Please describe in greater detail the due diligence you will undertake to ensure such compliance, including to what extent you will rely on third parties for specific aspects of such due diligence. Please also tell us if due diligence was conducted by an attorney, whether through you or your servicer, to ensure that the policies in your current inventory were initial purchased in compliance with applicable laws.

Response:  Please see our response to Comment 8, above.  We have added that we assure this “through our own due diligence and that of third-parties”….  See page 17.

Risk Factors, page 19

27.

Consistent with your response to our prior comment 20, please add a risk factor discussing the fact that you do not track concentrations of pre-existing medical conditions among insured individuals.

Response:  We have added a risk factor stating that we do not track concentrations of pre-existing medical conditions among insured individuals.  See page 22.

28.

We note your response to our prior comment 37 and reissue. Consistent with your disclosure on page 16, please add a risk factor to discuss the fact that you are not licensed in any state to engage in the purchase of policies from original policy owners and discuss any limitations associated with the absence of such licenses, such as your inability to purchase directly from original policy owners and how this affects your results of operations. While we note that your business model does not require such licensing, such risk factor may identify a potential risk inherent in your business model.

Response:  We have added a risk factor that we are not licensed to purchase policies from original policy owners without the use of licensed providers, noting that we do not intend to engage in such direct purchases.  See page 22.

Our Projections, Forecasts and Estimates may be incorrect..., page 20

29.

We note your response to our prior comment 34, and your disclosure that projections are based on your ability to purchases NIBs related to policies with combined face amounts in excess of $500 million and at least 100 underlying insureds. Please disclose here that you currently own policies with an aggregate

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face amount of $129,038,933 with 22 underlying insureds, which increases the risk that your actual yield may be less than expected, since your portfolio may not be diversified enough to achieve actuarial stability.

Response:  We have provided this disclosure.  See page 21.

Financial Statements, page 49

Notes to Financial Statement, page 55

(5) Investment in Net Insurance Benefits, page 56

30.

We note your responses to our prior comments 55 and 56 and are unclear as to your relationship to the “policy holders.” It would appear as though you purchase the interest in the net insurance benefits from the third party that has already purchased the life insurance policy from the insured. It is not clear why the policy holder would pay all premiums and expenses on the policies and only recoup such premiums and expenses when the policy matures at death without a profit realized, as it appears as though all profit in the form of the net insurance benefits flow to you. Please tell us and revise to further clarify the amounts in addition to premiums and expenses that the policy holder will receive and clearly disclose the actual amounts you expect to realize upon the death of the insured. Your revised disclosure should explain the face amount, the net insurance benefit that you will receive after all premiums and expenses are deducted by the policy holder and further explain the financing amounts that must be repaid once the proceeds are received.

Response:  We have revised Note 5 to our financial statements commencing on page 57 and believe we have responded to each of your comments in narrative and table format.  Also see the MD&A on page 35.

Exhibits

31.

We note that you have redacted certain information from the Loan and Security Agreement without a confidential treatment request. We note that information from an exhibit filed with your Form 8-K may not be redacted unless you have a confidential treatment request for such omitted information. You have redacted a significant number of important terms in the agreement. If the contracts filed constitute material contracts pursuant to Item 601(b)(10) of Regulation S-K, you must adequately describe all materials terms as required by Regulation S-K. The Freedom of Information Act and our rules provide very limited exemptions to the requirement that everything in a material contract be disclosed. Please note that Staff Legal Bulletin No. 1, Part II.B.2 (with Addendum), dated July 11, 2001, states that “Except in unusual circumstances, disclosure required by Regulation S-K or any other applicable disclosure requirement is not an appropriate subject for confidential treatment.” The exemptions for confidential treatment are very

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narrowly construed, and in order to receive the exemptive relief you must make an adequate application to the Commission that provides support for your claim of potential competitive harm. It should also provide support for the claim that disclosure of the redacted provisions is not necessary for the protection of investors. The information that you have redacted appear material to an understanding of your business. You should revise your Form 8-K and refile the exhibit accordingly.

Response:  This document is a “Form” of Senior Loan Agreement.  It is not an agreement to which we are party.  The Form was filed to provide summary disclosure of the types of provisions that comprise the current loans under which the Company’s NIBs are secured.  This Form was provided to us with the understanding that it was just a “Form,” and would be filed in that manner.  We are seeking other lenders for our future purchases of life settlement products and it is likely that this Form will not appear in our 10-K or future filings.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

cc:

Sundance Strategies, Inc.